EX-FILINGFEES

Calculation of Filing Fee Tables

Amendment to Schedule TO-I (Form Type)

Yieldstreet Alternative Income Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fee to Be Paid	$4,025,968.37 (1)	0.015310%	$616.38(2)
Fees Previously Paid	$4,006,897.24		$613.46 (2)
Total Transaction Valuation	$4,025,968.37 (1)
Total Fees Due for Filing			$616.38 (2)
Total Fees Previously Paid			$613.46 (2)
Total Fee Offsets			--
Net Fee Due			$2.92

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the purchase of 427,853 shares of common stock, par value $0.001 per share, of Yieldstreet Alternative Income Fund Inc. (the “Fund”), at a price equal to $9.4097, which represents the Fund’s net asset value per share as of December 9, 2024, and is used for purposes of calculating the aggregate maximum purchase price for the shares. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025, equals $153.10 per million dollars of the value of the transaction.